Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM U-1


                                   APPLICATION

                          UNDER SECTION 3(A)(1) OF THE

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                     Rochester Gas and Electric Corporation
                                 89 East Avenue
                               Rochester, NY 14649

                               Agent for Service:

                               Marjorie L. Perlman
                     Rochester Gas and Electric Corporation
                                 89 East Avenue
                               Rochester, NY 14649


                                   Copies to:

                           Elizabeth W. Whittle, Esq.
                       Nixon, Hargrave, Devans & Doyle LLP
                             One Thomas Circle, N.W.
                                    Suite 700
                             Washington, D.C. 20005
                            Telephone: (202) 457-5338



ITEM 1.       DESCRIPTION OF PROPOSED TRANSACTION.

              I.    INTRODUCTION

              Rochester Gas and Electric Corporation ("RG&E"), a New York corporation and an electric and gas utility company, plans to implement a holding company structure which will result in RG&E and its current subsidiaries becoming the direct, wholly-owned subsidiaries of a newly formed holding company, HoldCo.(1) RG&E hereby seeks an order from the Securities and Exchange Commission ("Commission") granting an exemption from regulation under the Public

--------
1 The name HoldCo may be changed prior to the effective time of the Share Exchange (as hereinafter defined) at the discretion of the Board of Directors of HoldCo.

Utility Holding Company Act of 1935 (the "Act" or "PUHCA"), 15 U.S.C. Sec. 79c(a)(1) (1994), for HoldCo under section 3(a)(1) of the Act. The reorganization is being implemented as part of a comprehensive rate and restructuring plan to satisfy electric industry restructuring goals established by the Public Service Commission of the State of New York ("NYPSC"). As demonstrated below, HoldCo, the holding company formed as a result of this restructuring, will satisfy all of the criteria for exemption under section 3(a)(1) of the Act, and the requested exemption will not be detrimental to the public interest or to the interest of investors or consumers.

              II.   BACKGROUND

                    A.     DESCRIPTION OF PARTIES

              RG&E is a gas and electric corporation, duly organized, existing, and authorized to do business under the Transportation Corporations Law of the State of New York. RG&E owns and operates electric generation, transmission, and distribution facilities and natural gas distribution facilities that serve retail customers in and around the City of Rochester, New York. The Company's service area has a population of approximately one million and is well diversified among residential, commercial, and industrial consumers. A map of RG&E's service territory is attached hereto as Exhibit E-1. In addition to the City of Rochester, which is the third largest city and a major industrial center in New York State, RG&E's service territory includes a substantial suburban area with commercial growth and a large and prosperous farming area.

              RG&E's natural gas and retail electric business is subject to regulation by the NYPSC, while RG&E's wholesale electric business is regulated by the Federal Energy Regulatory Commission ("FERC"). RG&E is authorized by the FERC to engage in sales of electric capacity and energy at cost-based rates(2) and at market-based rates.(3) In addition, RG&E offers open access, non-discriminatory transmission services pursuant to an Open Access Transmission Tariff accepted by the FERC.(4) RG&E is authorized to engage in sales of electric energy to customers in Canada pursuant to its authorization from the Department of Energy.(5)

              RG&E has two wholly-owned subsidiaries, Energetix, Inc. ("Energetix") and RGS Development Corporation ("RGS").(6) Energetix is authorized by FERC to sell capacity and energy at market-based rates.(7) RGS was formed to pursue unregulated business opportunities in the energy marketplace. RG&E's current corporate structure is shown in Appendix A attached to this application.

              RG&E is not currently subject to PUHCA because it is not a holding company or a subsidiary company thereof as such terms are defined in the Act. Neither of RG&E's two subsidiaries are public utility companies for purposes of the Act.(8)

  --------------------------------------
2 RG&E's FERC Electric Rate Schedule, Original Volume No. 1 (Power Sales Tariff), was accepted by the FERC in Docket No. ER94-1279.

3     Rochester Gas and Electric Corporation, 80 FERC Para.  61,284 (1997).

4 Allegheny Power System, Inc., et al., 77 FERC Para. 61,266 (1996), reh'g denied sub nom., Central Maine Power Co., et al., 82 FERC Para. 61,251
      (1998); Rochester Gas and Electric Corporation, 79 FERC Para. 61,378
      (1997).

5 Rochester Gas and Electric Corporation, Order No. EA-160, Order Authorizing Electricity Export to Canada (Jan. 23, 1998). To date, RG&E has not made sales under this authorization.

6 RG&E has a third subsidiary, Energyline Corporation ("Energyline"), which is currently inactive. RG&E is planning to dissolve Energyline before the restructuring described in this Application takes place. If, however, Energyline still exists when the restructuring occurs, Energyline will become a wholly-owned subsidiary of HoldCo.

7 Rochester Gas and Electric Corporation, 80 FERC Para. 61,284 (1997). Initially this rate schedule was filed in the name of ROXDEL. On February 12, 1998, the FERC accepted for filing a Notice of Succession filed in Docket No. ER98-1120 by Energetix, Inc. reflecting the name change.

8 To be considered a public utility under PUHCA, a company must be an electric utility company that "owns or operates facilities used for the generation, transmission, or distribution of electric energy for sale" or a gas utility company that "owns or operates facilities used for the distribution at retail . . . of natural . . . gas for heat, light, or power." 15 U.S.C. Sec. 79b (3), (4). Neither of RG&E's current subsidiaries owns or operates such facilities.

                    B.     STATE REGULATORY BACKGROUND

              The NYPSC regulates RG&E's gas and electric distribution business. In August 1994, the NYPSC, instituted an investigation of issues related to a restructuring of the electric industry in New York State ("Competitive Opportunities Proceeding"). The overall objective of the Competitive Opportunities Proceeding was to identify regulatory and ratemaking practices that would assist in the transition to a more competitive electric industry.

              On May 20, 1996, the NYPSC issued its Order in the Competitive Opportunities Proceeding in Case No. 94-E-0952, et al.,(9) which set forth the NYPSC's vision and goals for the future of the retail electric industry in New York. In Opinion No. 96-12, the NYPSC required individual utilities, including RG&E, to file a restructuring plan to address, among other things, the corporate structure deemed necessary to meet the NYPSC's policy for increased competition. On November 26, 1997, a settlement ("1997 Settlement") to implement RG&E's restructuring plan to comply with the NYPSC's directive was approved.(10) The proposed transactions described herein are an integral part of RG&E's overall rate and restructuring plan, as approved by the NYPSC in the 1997 Settlement.

              The 1997 Settlement permitted RG&E to establish a new corporate structure through either a functionally separate or a legally distinct entity. RG&E has determined that the holding company structure is the most effective means to separate its regulated and unregulated

  --------------------------------------
9 In the Matter of Competitive Opportunities Regarding Electric Service, Opinion No. 96-12, Opinion and Order Regarding Competitive Opportunities for Electric Service (May 20, 1996) ("Opinion No. 96-12").

10 In the Matter of Rochester Gas and Electric Corporation's Plans for Electric Rate/Restructuring Pursuant to Opinion No. 96-12, Case 96-E-0898, Order Adopting Terms of Settlement Subject to Conditions and Changes
      (Nov. 26, 1997).

operations and to create a fully competitive environment for the supply of electricity, at both wholesale and retail, to benefit RG&E's customers and shareholders.

                    C.     PROPOSED REORGANIZATION

              The proposed restructuring will be initiated by the formation of a new, wholly-owned subsidiary. RG&E will transfer all shares of stock of its other subsidiaries, Energetix and RGS, in the form of a capital contribution to the new subsidiary. The transition into a holding company structure will then be accomplished through an exchange of each outstanding share of common stock of RG&E for one share of common stock of the new subsidiary, HoldCo, pursuant to an Agreement and Plan of Share Exchange (the "Share Exchange") to be entered into between RG&E and HoldCo. As a result of the Share Exchange and subject to the rights, if any, of the holders of RG&E's common stock to exercise their appraisal rights, each outstanding share of common stock of RG&E will automatically be exchanged and, without any further action, will thereafter represent one share of common stock of HoldCo. Upon completion of the restructuring, RG&E, Energetix, and RGS will be wholly-owned subsidiaries of HoldCo.(11) The corporate structure immediately after the reorganization is shown in Appendix A attached to this application.

              The proposed Share Exchange is anticipated to be implemented as soon as practicable after the Annual Meeting of the holders of RG&E Common Stock ("Stockholders") currently expected to be held on or about April 29, 1999. If the Stockholders approve the proposed Share Exchange and the requisite regulatory approvals are obtained, the share exchange will become effective upon the filing of a Certificate of Exchange with the Department of State of the State of New York ("Effective Time").

  --------------------------------------

11 As indicated in footnote 6, supra, if Energyline still exists at the time this restructuring takes place, Energyline will become a wholly-owned subsidiary of HoldCo.

              Prior to the Share Exchange, HoldCo will apply to have its common stock listed on the New York Stock Exchange, Inc. ("NYSE"). It is anticipated that HoldCo Common Stock will be listed and traded on such stock exchange upon consummation of the Share Exchange, whereupon HoldCo will be required to file reports with the Commission pursuant to section 13(a) of the Securities Exchange Act of 1934, as amended ("1934 Act"). The RG&E common stock will cease to be listed on the NYSE following the Share Exchange.

              The consummation of the reorganization, including Share Exchange, is subject to various conditions. These conditions include the granting by the Commission of an exemption under section 3(a)(1) of the Act as requested in this Application and the approval by the NYPSC, the FERC, and the Nuclear Regulatory Commission ("NRC"). The Share Exchange is subject to approval by the affirmative vote of two-thirds of the votes of the outstanding shares of RG&E common stock at the Annual Meeting of Stockholders. The vote of the holders of RG&E Preferred Stock is not required in connection with the Share Exchange.

              HoldCo will file with the Commission a Registration Statement on Form S-4 ("Registration Statement") under the Securities Act of 1933, as amended. The Prospectus and Proxy Statement contained in the Registration Statement, a copy of which will be filed by amendment as Exhibit C-1, will be filed for the purpose of (i) registering the shares of HoldCo common stock to be issued in exchange for the RG&E common stock and (ii) complying with the requirements of the 1934 Act in connection with the solicitation of proxies of the Stockholders.

                    D.     PURPOSE OF THE REORGANIZATION

              As indicated above, the reorganization is an integral part of a comprehensive settlement which was approved by the NYPSC. The reorganization is intended to further the NYPSC's stated goals in restructuring the utility industry in New York State into a competitive energy marketplace. The principal purpose of the reorganization is to establish, in furtherance of the NYPSC's directive, a more appropriate corporate structure to operate efficiently in the evolving energy marketplace and to explore and take advantage of potential business opportunities outside RG&E's present markets while protecting ratepayers.

              The holding company structure provides flexibility to respond in a timely manner to new opportunities, while assuring appropriate protection for regulated business stakeholders, including customers. The holding company structure separates the operations of regulated and unregulated businesses. As a result, it provides a better structure for regulators to assure that there is no cross-subsidization of costs or transfer of business risk from unregulated to regulated lines of business.

              There are other benefits of a holding company structure. The holding company structure will enable HoldCo to pursue unregulated business opportunities in a timely manner. The new corporate structure also will permit the use of financing techniques that are more directly suited to the particular requirements, characteristics, and risks of unregulated operations without affecting the capital structure or creditworthiness of RG&E. A holding company structure also is desirable because it is easier for investors to analyze and value individual lines of business. In short, the holding company structure is a highly desirable form of conducting regulated and unregulated businesses within the same corporate group.

              The reorganization represents the optimal structure for RG&E to operate in a competitive environment while minimizing concerns of ratepayers.

ITEM 2.       FEES, COMMISSIONS AND EXPENSES.

              As explained further below, the Company is seeking an order granting an exemption under section 3(a)(1) of the Act in connection with a corporate reorganization. The reorganization itself does not require approval of the Commission, because HoldCo will acquire only one subsidiary, RG&E, that is a public utility company under the Act.(12) Therefore, Item 2 is inapplicable to this filing.

ITEM 3.       APPLICABLE STATUTORY PROVISION.

              HoldCo will be a public utility holding company under the Act since RG&E, an electric and gas utility, will become a wholly-owned subsidiary of HoldCo. HoldCo respectfully submits that it should be granted an exemption from regulation under PUHCA pursuant to section 3(a)(1) of the Act.(13) Section 3(a)(1) of the Act makes available an exemption from all of the provisions of the Act (except for Section 9(a)(2) thereof) to a holding company if:

         such holding company, and every subsidiary company thereof which is a public-utility company from which such holding company derives, directly or indirectly,
  --------------------------------------
12    See infra note 12.

13 An exemption under Sec. 3(a)(1) relieves a public utility holding company from all regulations under PUHCA except for Sec. 9(a)(2). Section 9(a)(2) does not apply to the instant transaction since HoldCo will acquire only one utility subsidiary. See 15 U.S.C. Sec. 79i(a)(2).

         any material part of its income, are predominately intrastate in character and carry on their business substantially in a single State in which such holding company and every such subsidiary company thereof are organized.(14)

HoldCo will satisfy such requirements. First, the operations of HoldCo and RG&E, the only utility subsidiary from which HoldCo derives a material part of its income, are predominantly intrastate in character and RG&E's utility operations are confined to New York. Second, HoldCo will and RG&E does operate in the State of New York, where HoldCo will be and RG&E, Energetix, and RGS are incorporated.(15)

              Section 3(a) of the Act provides that if an applicant satisfies the objective requirements for an exemption, the applicant shall be granted the exemption, "unless and except insofar as [the Commission] finds the exemption detrimental to the public interest or the interest of investors or consumers." In assessing whether a proposed exemption is "detrimental," the Commission has focused upon the presence of state regulation, establishing that federal intervention is unnecessary when state control is adequate.(16)

              The Commission should find that sufficient safeguards exist under state law to ensure that no potential adverse consequences would occur as a result of the reorganization. As discussed above, the reorganization complies with a settlement approved by the NYPSC. The Commission has relied in the past upon the public policy decisions of state public utility commissions when granting approval of restructuring transactions.(17) In addition, as discussed

  --------------------------------------
14    15 U.S.C. Sec. 79c(a)(1).

15    Energyline is also incorporated in the State of New York.

16    See, e.g., KU Energy Corp., Holding Company Act Release No. 25409 (1991).

17    Id.

above, RG&E will continue to be regulated under the utility laws of the State of New York and its electric wholesale transactions will continue to be subject to FERC jurisdiction.

ITEM 4.       REGULATORY APPROVAL.

              The Reorganization will require the approval of the NYPSC. A copy of the NYPSC Petition is filed as Exhibit D-1 hereto, and a copy of the NYPSC's Order pursuant thereto will be filed as Exhibit D-2 by amendment hereto as soon as the Order is issued.

              Additionally, this reorganization requires the approval of the FERC, pursuant to Section 203(a) of the Federal Power Act and the NRC, pursuant to Section 184 of the Atomic Power Act. A copy of the FERC application is included as Exhibit D-3 and a copy of the FERC Order pursuant thereto will be filed as Exhibit D-4, by amendment hereto. A copy of the NRC application is included as Exhibit D-5, and a copy of the NRC Order pursuant thereto will be filed as Exhibit D-6, by amendment hereto.

              No other state or federal commission has jurisdiction over the reorganization.

ITEM 5.       PROCEDURE.

              The reorganization is anticipated to be implemented as soon as practicable after the Annual Meeting of Stockholders currently expected to be held on or about April 29, 1999. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit H-1.

              RG&E does not believe that there should be a recommended decision by a hearing officer or any other responsible officer of the Commission or that there should be a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. RG&E requests that the Commission's order become effective immediately upon the entry thereof. RG&E consents to the Division of Investment Management assisting in the preparation of the Commission's decision or order in this matter, unless such Division opposes this application.

ITEM 6. EXHIBITS AND FINANCIAL STATEMENTS.

        (a)   Exhibits

NO. DESCRIPTION                                        METHOD OF FILING

A-1 Certificate of Incorporation of HoldCo to be in    To be filed by amendment.
    effect at the Effective Time.

A-2 By-Laws of HoldCo to be in effect at the           To be filed by amendment.
    Effective Time.

A-3 Restated Certificate of Incorporation of RG&E      Incorporated herein by
    filed in the Office of the Secretary of State      reference from Exhibit
    of State of New York on June 23, 1992.             4-5 filed in Registration
                                                       No. 33-49805.

A-4 Certificate of Amendment of the Certificate        Incorporated herein by
    of Incorporation of RG&E Under Section 805         reference from Exhibit 4
    of the Business Corporation Law filed in the       in the Form 10-Q for the
    Office the Secretary of State of the State of      quarter ended March 31,
    New York on March 18, 1994.                        1994, SEC File No. 1-672.

A-5 By-Laws of RG&E, as amended to date.               Incorporated herein by
                                                       reference from Exhibit
                                                       3-1 in the Form 10-Q for
                                                       the quarter ended March
                                                       31, 1996, SEC File
                                                       No. 1-672.

B-1 Draft Plan of Exchange.                            To be filed by amendment.

C-1 Registration Statement on HoldCo on Form S-4       To be filed by amendment.
    relating to the shares of HoldCo Common Stock to be issued in connection with the Share Exchange.

D-1 NYPSC Petition dated July 30, 1998.                Filed herewith. (Exhibits
                                                       omitted)

NO. DESCRIPTION                                        METHOD OF FILING

D-2 Order of the NYPSC.                                To be filed by amendment.

D-3 Application for FERC authorization                 Filed herewith. (Exhibits
    under Section 203 of the Federal Power             omitted)
    Act dated August 12, 1998.

D-4 Order of the FERC.                                 To be filed by amendment.

D-5 Request for NRC Consent under Section 184          Filed herewith. (Exhibits
    of the Atomic Energy Act and 10 C.F.R.             omitted)
    Sec. 50.80 dated July 31, 1998.

D-6 Order of the NRC.                                  To be filed by amendment.

E-1 Map showing service territory of RG&E.             Filed herewith.

F-1 Preliminary Opinion of Counsel.                    Filed herewith.

F-2 "Past Tense" Opinion of Counsel.                   To be filed by amendment.

G-1 Financial Data Schedule.                           Filed herewith.

H-1 Form of Notice.                                    Filed herewith.


              (b)   Financial Statements

              This Application only requests that the Commission grant HoldCo waiver from regulation under PUHCA. As stated above, Commission approval of the underlying transaction is not required. As a result, financial statements are not necessary to assist the Commission in the evaluation of this Application and, therefore, are not included with this application.

ITEM 7.       INFORMATION AS TO ENVIRONMENTAL EFFECTS.

              This application is not being filed under section 6(b), 7, 9, or 10 of the Act. Accordingly, this item does not apply.

                                    SIGNATURE

              Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                          Rochester Gas and Electric Corporation



Date:  September 1, 1998                    By:   /s/Michael T. Tomaino
                                                  Michael T. Tomaino

Appendix A

                    ROCHESTER GAS AND ELECTRIC CORPORATION
                          CURRENT CORPORATE STRUCTURE

                                   -----------
                                      RG&E
                                   -----------
                                        /
               ----------------------------------------------------
              /                         /                         /
     -----------------           ----------------         -------------
     Energetix, Inc.             RGS Development          Energyline
                                 Corporation              Corporation(1)
     ----------------            ---------------          --------------

     -------------------------------

1 Energyline Corporation is currently inactive, and RG&E plans to dissolve it prior to the corporate restructuring.

                     ROCHESTER GAS AND ELECTRIC CORPORATION
                          PROPOSED CORPORATE STRUCTURE


                                  -----------
                                   HoldCo(1)
                                  -----------
                                        /
               ------------------------------------------------
              /                         /                     /
     ----------------            ----------------          ------
     Energetix, Inc.               RGS Development          RG&E
                                   Corporation
     -----------------           ----------------          -------


     -------------------------------

1 If Energyline Corporation ("Energyline") still exists at the time of the corporate restructuring, Energyline will become a wholly-owned subsidary of HoldCo.